Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s and WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2003 and Anthem’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE

REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

The following is a transcript of Anthem’s conference call on April 28, 2004:

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Transcript contains certain forward-looking information about Anthem, Inc. (“Anthem”) that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint Health Networks Inc., to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Transcript may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint Health Networks Inc. (“WellPoint”). Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

PLEASE NOTE THIS TRANSCRIPT HAS BEEN EDITED FOR ACCURACY.

CORPORATE PARTICIPANTS

Tami Durle

Anthem, Inc.—VP of IR

Larry Glasscock

Anthem, Inc.—Chairman, President and CEO

Mike Smith

Anthem, Inc.—EVP and CFO

CONFERENCE CALL PARTICIPANTS

Josh Raskin

Lehman Brothers—Analyst

John Rex

Bear Stearns—Analyst

Matthew Borsch

Goldman Sachs—Analyst

Joe France

Banc of America Securities—Analyst

Doug Simpson

Merrill Lynch—Analyst

Charles Boorady

Smith Barney—Analyst

Eric Veiel

Wachovia Securities—Analyst

Christine Arnold

Morgan Stanley—Analyst

Patrick Hojlo

Credit Suisse First Boston—Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and the welcome to the Anthem quarterly earnings announcement. At this time, all participants are in a listen-only mode and later we will conduct a question-and-answer session with instructions to be given at that time. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Anthem Management. Please go ahead.

Tami Durle—Anthem, Inc.—VP of IR

Good morning and welcome to Anthem’s first quarter 2004 earnings conference call. I’m Tami Durle, Vice President of Investor Relations and with me are Larry Glasscock, Anthem’s Chairman, President and Chief Executive Officer; and Mike Smith, Chief Financial Officer. Larry will begin this morning’s call with an overview of our first quarter performance followed by Mike who will review our financials.

Before taking your questions, Larry will update our financial outlook for the rest of 2004. We will be making some forward-looking statements on this call. Listeners are cautioned that the statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem. These risks and uncertainties can cause actual results to differ materially from our current expectations. We advise listeners to review the risk factors discussed in our press release this morning, or Form 10-K filed with the SEC on February 27 of this year, and other periodic filings we have made with the SEC. I will now turn it over to Larry.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

Thank you Tami, and good morning everyone. Anthem’s first quarter performance continues the strong growth and financial momentum that we saw in 2003, and was the 11th consecutive quarter with earnings meeting or exceeding expectations since we became a publicly-traded company.

In the first quarter, Anthem reported record results with GAAP net income of $2.08 per diluted share. These results included 15 cents per share for net realized gains on investments and 32 cents from an income tax benefit, which Mike Smith will address later in the call.

Operating revenue was approximately $4.5 billion in the quarter, which was also a record for our Company and represented an 11 percent year-over-year increase. For the first time in our history, membership exceeded 12 million members, with all four of our health segments contributing to the 9 percent growth in enrollment since March of last year. Over the past year, Anthem achieved membership gains across all customer segments, except for Medicare + Choice. The value of the Blue Brand continues to provide us a competitive advantage in attracting new customers and retaining our existing accounts. For example, enrollment increased by 592,000 members during the first quarter of the year, and this exceeded last year’s first quarter gains by over 100,000 members.

National Accounts accounted for 89 percent of the membership gains in the first three months of the year, with our individual businesses contributing 5 percent of the growth. Our National Accounts businesses added 30 new cases in the quarter, and this was the most wins recorded in any quarter for our Company.

Retention of membership remains very favorable, and consistent with our historical experience in the 90 percent plus range. This retention also reflects our success in achieving higher levels of customer satisfaction, and our focus on becoming even easier to do business with for our customers, brokers and clinical networks. Our broad product portfolio remains attractive to both brokers and customers, and we continue to strengthen our market positions with enhancements to Web based tools and the launch of new products including new defined contribution options and health savings accounts which we will be introducing later this year.

In addition, our disease and medical care management programs include a broad array of services intended to maintain cost-effectiveness while facilitating improvements in the quality of care our members received. As we look ahead to the next few years, we are confident that our focus on continuous improvement will result in additional membership gains as well as enhance relationships with existing customers.

Along with a enjoying strong growth and medical membership, we have made significant strides to expand in our specialty products enrollment. For example, Anthem’s pharmacy benefit management operation now has 7.1 million members, an increase of 1.8 million members from year-end 2003, following the successful conversion of 1.6 million Anthem health plan members in Virginia to our own PBM. In addition, membership in two other specialty product lines have substantially increased, primarily as a result of capturing from organic growth opportunities. Prior to our initial public offering in the fall of 2001, the number of Behavioral Health and Vision members enrolled in Anthem specialty product was essentially zero. At the end of the first quarter of 2004, we have approximately 3.4 million Behavior Health members and over 600,000 Vision members.

Turning to pricing and medical trends. Premium yields and medical cost trends on fully insured group business were both approximately 9.5 percent on a rolling twelve-month basis through the first quarter. We have continued to price with discipline to cover our costs. In-patient cost trend was about 10 percent, outpatient trend about 11 percent, professional cost increased 9 percent, and the pharmacy trend was 8.5 percent. We continue to project medical cost trends in the 9.5 to 10.5 percent range for the year.

Now, I would like to briefly focus on our operational performance. As I mentioned earlier, with new account wins at an all-time high in the first quarter, Anthem continues to deliver distinctive customer service. First call resolution was over 90 percent for the Company. Almost 70 percent of all of our claims are received electronically; we believe this is well above the industry average and enables us to make more timely and accurate claims payments. Our systems consolidation initiatives, which were launched over three years ago, and are now essentially complete have also helped us achieve more efficient claims payment processes. Approximately 97 percent of our medical membership is now serviced on systems selected for each region, with auto adjudication rates being sustained at about 75 percent across the Company.

Interactive voice response, or something we call IVR services, is 25 percent on average across Anthem. We expect the penetration rate for the self-service technology to continue to increase.

Finally, consistent with prior transactions, the integration of Southeast region continues to track according to our plan. We expect to capture at least $75 million of synergies this year, up from $62 million achieved in 2003, and in line with our stated objectives.

Before I turn the call over to Mike, I would like to just spend a couple of minutes to provide an update on our planned merger with WellPoint. After the merger announcement on October of 2003, we began the process to secure the various approvals to close the transaction. Our Form S-4 registration statement was filed in November of last year and we received a letter from the SEC indicating that it would not review the filing. We submitted our Hart-Scott-Rodino notification in January, and received Department of Justice clearance in late February. Approvals from 9 states have been received, and we continue to make progress with the remaining 2 states. Both Anthem and WellPoint shareholders will vote on the merger at their special shareholder meetings in late June.

All activities are progressing as we originally planned, and we continue to expect a mid-2004 closing. Associates from Anthem and WellPoint are currently involved in transition planning, covering more than 27 different functional areas of our operations. The focus of the transition teams has been on developing plans to ensure a smooth and successful integration to capture the best service practices for the nearly 28 million members, the new WellPoint will be serving.

Each of the teams is in the process of delivering recommendations for postmerger strategy to the executive steering committee, which is headed by Mike Smith and Alice Rosenblatt from WellPoint with approvals to move forward with implementation effective with the close of the merger. With this very disciplined integration process, we remain confident that we can achieve projected pre-tax synergies of at least $50 million in 2004, $175 million in 2005, and at least $250 million in annual of synergies by 2006 with WellPoint.

Now, let me turn it over to Mike who will discuss our first quarter financial results in more detail. Mike?

Mike Smith—Anthem, Inc.—EVP and CFO

Thanks Larry and good morning. Anthem’s first quarter 2004 net income was $295.6 million, or $2.08 per diluted share on a GAAP basis, which represents a 53 percent increase year-over-year. Results in the current quarter included 15 cents per share from net realized gains compared to 7 cents per share in the first quarter of 2003. Gains were higher than usual in the quarter, as we are completing a shift in our investment portfolio to a new benchmark which includes more tax-exempt municipal securities.

Also, a $45 million increase in deferred tax assets, with a related reduction in income tax expense contributed 32 cents per share in the quarter. As a consequence, the effective tax rate in the first quarter was unusually low at 24 percent. A change to Indiana laws governing the state’s funding of its high risk healthcare pool resulted in this tax benefit. Please note that the net realized investment gains and the tax benefit I have just mentioned were not included in the earnings guidance provided on the last quarter’s call.

Financial performance in our core operations exceeded our underlying expectations, with the positive performance primarily due to slightly lower than expected medical costs and enrollment gains that exceeded our forecast by over 100,000 members. Operating revenue in the quarter increased to $4.5 billion, or 11 percent compared to the first quarter of 2003, as a result of solid membership growth, and disciplined pricing actions.

Anthem’s profitability continued to improve with a consolidated pre-tax margin of 8.6 percent in the first quarter of 2004, versus a 7.4 percent pre-tax margin in last year’s first quarter. The year-over-year improvement and our profitability was primarily driven by disciplined pricing, membership gains of almost one million members over the past twelve-months, and administrative cost control as our administrative expense ratio declined by 40 basis points from last year’s first quarter. Compared to the first quarter of 2003, each business segment reported better than expected growth in operating gain.

In the Midwest, operating gain was $114.9 million, a 4 percent increase year-over-year. Please keep in mind that in the first quarter of 2003, Midwest results included a $24.5 million favorable impact from the resolution of litigation. Therefore, the year-over-year improvement in the Midwest segment’s underlying operations was actually much stronger comparatively.

Operating revenue in the Midwest was almost $1.9 billion in the quarter, a 14 percent increase compared to the first quarter of 2003. Disciplined pricing, membership growth of 9 percent over the past year and leveraging our fixed cost infrastructure over the larger enrollment contributed to the strong topline and bottom-line performance for Midwest.

In the East, operating gain was $74.6 million, 19 percent better than last year’s first quarter. Operating revenue increased by 6 percent, to reach $1.2 billion in the quarter. Considering a fourth quarter 2003 loss of the State of New Hampshire account, and the impact of the conversion of the State of Maine from a fully insured to a self-funded relationship last summer, operating revenue growth was even stronger on a same book of business basis.

Our West segment reported a $29.9 million operating gain in the quarter, which was a 15 percent increase compared to the first quarter of 2003. In addition, operating revenue growth was also very strong, up 12 percent year-over-year, driven by pricing actions along with enrollment gains of approximately 219,000 new profitable members. Consistent with our previous guidance for 2004, technology spending in the remaining three-quarters of 2004 will contribute to a modest decline in this segment’s operating results as compared to the full year 2003.

In the Southeast, operating revenue exceeded $1 billion; operating gain was $104.1 million in the quarter, resulting in a 48 percent increase over the comparable period last year. The Southeast results in the first quarter included lower than expected medical costs, strong enrollment gains in targeted segments, and benefits from several other relatively immaterial items.

The Specialty segment reported a $17.1 million operating gain in the first quarter of 2004, which was a $4 million increase year-over-year. Improved financial performance in our mail-order pharmacy operation was partially offset by investments made to enhance customer service and for expenses associated with the migration of services previously dispersed among our regional health operations to our relatively newer specialty units. Larry discussed the substantial growth in the Specialty membership that we have achieved in our very short time, particularly in our PBM, Behavioral Health and Vision operations, and we will continue to invest in these businesses to assure that our members enjoy consistently high quality health benefit solutions.

In the first quarter, our mail-order volume exceeded one million scripts and this represented a 60 percent increase from the year-ago. Operating revenue in the Specialty segment was $254.1 million in the quarter, a 95 million or 59 percent increase compared to the first quarter of 2003. As Larry has mentioned, we converted 1.6 million pharmacy members from the Southeast outsourced Pharmacy Benefit Manager to our own PBM in the first quarter of 2004. This new pharmacy membership added $30.5 million in operating revenue with mail order script volume of 184,000 scripts in the quarter.

The operating loss in the other segment, which primarily includes our Medicare processing business, inter-segmental eliminations and unallocated corporate expenses was $10.7 million in the first quarter of 2004. This loss represents a decrease of $9 million, compared to the last year’s first quarter and was primarily due to lower incentive compensation expenses following the completion of our 2001 to 2003 long-term incentive measurement period.

Anthem’s consolidated benefit expense ratio was 82.1 percent in the first quarter, 10 basis points lower than the ratio reported a year ago, and also slightly better than our expectations. The administrative expense ratio was 17.4 percent in the first quarter of 2004, an improvement of 40 basis points year-over-year and consistent with our expectations.

Now, moving to our balance sheet. Cash and investments were $7.9 billion at the end of the quarter, an increase of $483 million from year-end 2003, with total assets at $13.9 billion, at March 31, 2004.

Our reserves for unpaid life, accident and health claims were $1.9 billion at the end of the first quarter, an increase of $59 million from year-end 2003.

Days in claims payable in the quarter were 50.9 days, down 3.5 days sequentially. This decline was primarily driven by our success in paying claims more quickly, principally in the Midwest and Southeast. Anthem’s total debt of $1.7 billion was unchanged from year-end 2003, and down $100 million from a year ago, following the maturity in repayment of our Senior 6.75 percent notes in the third quarter of 2003.

Our debt to total capital ratio was 21 percent at the end of the first quarter versus 24 percent reported a year ago. Finally, operating cash flow was $308 million in the first quarter, above net income and further indicating strong quality of earnings.

Now I will return the mike to Larry who will provide our updated earnings guidance for the rest of the year.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

Thanks, Mike. Keep in mind that our earnings guidance is for Anthem only. It does not include the pending merger with WellPoint. We are now projecting GAAP net income of $6.90 to $7.00 per diluted share for 2004, which represents an increase of 75 cents per share from our previous guidance. Note that approximately 47 cents of the increase in guidance for 2004 is due to net realized investment gains and the tax benefit reported in our first quarter financial results. Consistent with past practice, our earnings guidance does not include the projection of additional net realized investment gains or losses.

In looking ahead to the second quarter, we expect GAAP net income to be $1.60 to $1.65 per diluted share. The operating revenue growth rate for 2004 is expected to be in the 11 percent to 12 percent range. Membership growth for the year should now be in the 5 to 7 percent range, up slightly from our prior expectations. We will continue to remain disciplined in our pricing, making sure that we cover medical cost trends which are still expected to be in the 9.5 to 10.5 percent range this year.

The administrative expense ratio is projected to improve by approximately 100 to 150 basis points, compared to 2003, with the benefit expense ratio in the 81.5 percent to 82.5 percent range for 2004. Anthem’s effective tax rate should return to a more normal level for the remaining quarters of 2004, 34 percent to 35 percent.

Finally, operating cash flow in 2004 should exceed the 1.1 billion level reported last year. However, we anticipate a modest sequential decline in operating cash flow from the first quarter, following the payment of incentive compensation awards in April and Federal Income tax payments in the second quarter.

Now, let’s open the call up for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Josh Raskin with Lehman Brothers.

Josh Raskin—Lehman Brothers—Analyst

Thanks. Good morning. Two questions. One, I’m wondering about the RFP season as it is shaping up as a large group? Obviously BlueCard had another very strong first quarter and wondering what the expectations just based on your RFP activity for 2005 looks like and then I have a follow-up?

Mike Smith—Anthem, Inc.—EVP and CFO

Thank you. We are seeing a very, very strong pipeline of opportunities to respond to requests for proposals presented by large cases. Probably the strongest pipeline in the last several years.

Josh Raskin—Lehman Brothers—Analyst

In terms of just color around the clients, are there some of the very, very large jumbo accounts or is this more consistent similar to what we saw this year? A larger number of actual customers?

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

What we are seeing is very much similar Josh, to what we have seen. I could not characterize really any differences of significance.

Josh Raskin—Lehman Brothers—Analyst

Next question, I just want to talk a little bit about the days claims payable drop. I know you said you had more success in the ability to pay claims faster. You gave us some statistics on the EDI receipts that are helpful, but we are now at a level that is down 3.5 days in the last quarter, but much more than that over the last two years even. Now, sort of towards the lower end of some of the companies that I look at specifically. I am wondering, one, how low can this ratio go? And was there any impact from prior periods? I know you don’t disclose that on a quarterly basis, but is there any help in sort of understanding how low we can get here?

Mike Smith—Anthem, Inc.—EVP and CFO

We don’t provide a guidance around how low we can go. I will give my patented response here, Josh. Days claims payable metric is after all an output of our results. It is not a metric that we use to evaluate adequacy of reserve. We are not purposefully doing anything different than continuing to be very consistent and very conservative in the overall reserves. We have previously identified several factors. One, we have completed the migration to systems of choice in all of our core health regions. Those work processes are maturing, and we are accelerating the payment of claims to our network providers, which we think is a very appropriate target, and remains among the most important standards of our performance.

I would like also to point out that the movement of our PBM business in the Southeast to Anthem Prescription Management also helps in the calculation of overall speed in claims. We are paying claims faster to our pharmacy channels in the Southeast than the previously outsourced PBM was accomplishing. So, we’ve got a number of issues converging, and we are actually quite pleased with the outcome.

Josh Raskin—Lehman Brothers—Analyst

I guess is there may be a claims inventory statistic or something that you track internally that would be helpful in terms of how that changed? Because it sounds like you basically brought down the number of days that you need to hold on hand. It sounds like you are paying claims at a much faster basis, so maybe that would be a helpful metric?

Mike Smith—Anthem, Inc.—EVP and CFO

Every region differs slightly, Josh, but obviously a broad and fair conclusion for you would be that we are able to reduce the unpaid claims inventory as a result of these process improvements. We have got variation across the four platforms, but on balance, a faster payment means a lower inventory.

Josh Raskin—Lehman Brothers—Analyst

Right. Of course. Last quick question on the model. 32 cents from tax benefit, so that is not an ongoing event? Right? The tax I think Larry said it was going to normalize so we wouldn’t expect any more benefits throughout the year?

Mike Smith—Anthem, Inc.—EVP and CFO

That is correct and maybe a moment or two on that tax benefit would be helpful so you can appreciate the nature of the item. The State of Indiana has changed the method by which it funds what is known as ICHIA, Indiana Comprehensive Health Insurance Association. The change results in insurers in our state being assessed a relatively smaller portion of the total cost of the pool. It also resulted in Anthem having a new deferred tax asset. As in prior years, our assessments to pay for the pool far exceeded our state income tax, and prior legislation allowed us a dollar for dollar offsetting credit. Hence, the payments were creating a large carry-forward of credits which quite frankly under the old law, we thought we would never realize in the form of a benefit. When the law changed, one additional feature of the law is that we can apply with relatively unlimited carry-forward rights, we can apply against future tax obligations, credits generated in the prior years. Hence, we recorded the deferred asset and expect to apply it against future income tax expense.

Josh Raskin—Lehman Brothers—Analyst

Okay. It will also help with the cash flow obviously?

Mike Smith—Anthem, Inc.—EVP and CFO

That is correct.

John Rex—Bear Stearns—Analyst

All right. Thanks.

Operator

Matthew Borsch with Goldman Sachs.

Matthew Borsch—Goldman Sachs—Analyst

My first question is, just a little more detail on the cost trends? If I look at how the rolling twelve months compares to the rolling twelve months you gave last quarter, it looks like the premium yield ticked down a little bit during the quarter, and the cost trends ticked up a little bit. Although, in line with the expectations that you had outlined last quarter. Can you just maybe talk about that a little bit and how that happened and also, correct me if I am wrong, but it looks like the hospital trend came in at the high end of your expectations? But the professional and drug trend came in maybe at the low end or a little bit below — unless I am wrong?

Mike Smith—Anthem, Inc.—EVP and CFO

Let me try to give you some detail. First of all, you characterize this as pricing relative to cost trends coming in as expected and as guided, and that is absolutely the case. We are very focused and absolutely committed to creating the right value for our members, and the value proposition is anchored around the notion of pricing to cover trend. We have not anticipated widening margins, and hence, the detail that you are after may be very helpful to you. You are correct on a rolling twelve-month basis, with in-patient trends at about 10 percent, we are actually in the middle of the guidance Larry gave you at the end of the first quarter, 9.5 to 10.5.

Outpatient trends at 10.1 percent are on the low end of the range we previously guided, which was 10 to 11. Professional costs are actually closer to the higher end of the range which was previously provided at 8.5 to 9.5 and professional trends are at a slightly higher rate than that. The pharmacy trend is the one that we are focusing on with a slightly higher outlook for the year, compared to prior year. We are therefore being very cautious around our outlook for pharmacy trends, and remain with an expectation of 9.5 to 10.5 for the full year. That compares with the rolling twelve-month trend of slightly below 8 at the end of last year.

Matthew Borsch—Goldman Sachs—Analyst

Okay. Thank you. If I could shift gears on a very different topic. Could you comment on what you’re thinking is around the amount of capital that you hold in your regulated subsidiaries? Specifically, particularly given your pending merger with WellPoint, as a very large public company, staying below or with some margin above the quote/unquote Blue National, Blue National Association early warning level. Isn’t that an awful lot of capital to have locked away? And have you had any thinking or discussions with the association about maybe moving to a little bit lower level but still above the state minimums, similar to what some of the non-Blue public companies are at?

Mike Smith—Anthem, Inc.—EVP and CFO

Let me take the first part of the question and ask Larry to comment on any thinking that the Association may have. There is a very helpful reference to Anthem’s capitalization policy at its insurance subsidiaries that was put in the public domain during our testimony at the time of our Trigon acquisition. Anthem has always had a policy of keeping its insurance subsidiaries well capitalized. We testified in Virginia that we believe that that threshold perhaps was around 250 percent as compared to Company action levels. That is below, as you know, the threshold identified by the Blue’s association for its primary licensees. Remember, Anthem Inc. is the primary licensee, so the consolidated capital strength of Anthem we believe addresses our responsibility in each state, putting us in a position to respond to particular needs for capital in any state.

With that backdrop, Anthem has always had a policy of moving ordinary dividends from its insurance subsidiaries promptly to its holding company, and we would expect to continue that practice going forward. We believe our shareowners enjoy the full benefit of the operating cash flow when it is resident in our holding company. I have no reason to expect that we would change that policy going forward.

With regard to Blue’s policy, Larry may wish to comment, I would simply say to you, we have no reason to believe that the current policies of the association impair our ability to accomplish our own capital management objectives.

We keep the subs appropriately capitalized, and move the excess capital to our parent, hence, keeping the parent capitalized well above the targets of the association.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

We certainly have, in our view, and the view of many others, the most valuable brand in health care. With name recognition more than 2.5 times that of our nearest competitor, and it has been a very important to the association and the board there that we continue to protect the value of that brand. The philosophy is to make sure that we have well capitalized plans, that we have a very good monitoring process in place, so that we are constantly aware of any impending issues. So I believe first of all, we have had no discussion with the association that has talked about changing the requirements there.

Matthew Borsch—Goldman Sachs—Analyst

Okay. Thank you.

Operator

Joe France with Banc of America.

Joe France—Banc of America Securities—Analyst

Thank you. Mike, what were the unusual items of $10 million in the Southeast during this period?

Mike Smith—Anthem, Inc.—EVP and CFO

There were several as I have mentioned, none of which represents or warrants spiking out separately, but let me profile a couple for you. Because I think it is important that you know that we touched several lines of the income statement in the accounting for these items. One is the migration of the PBM business to Anthem’s Prescription Management results as is frequently the case in kind of truing up or settling up the arrangements with the predecessor PBM. So as the run out of claims allows us to calculate final settlements around rebates and other economic terms, that will create some impact in the quarter.

Second of all, we are having terrific — and we salute the management of the Southeast, terrific success in our disease management subsidiary. Health Management Corporation is enjoying some revenue trueups as much of its work revolves around retrospective management of targeted savings for its clients. And we record those revenues as they are realized. But, again, Joe, none of these items taken by themselves represented anything near a material item.

Joe France—Banc of America Securities—Analyst

Thank you. Just one question following up and Josh’s question on days claims payable. Since your price, cost and loss ratios were in line with your expectations and since you do not forecast prior period development, can we safely assume that the impact of prior period development on reported first-quarter results was nil?

Mike Smith—Anthem, Inc.—EVP and CFO

That is correct, and like many other of our peers, Joe, we engaged in broad discourse with you, and others last year around the visibility that is appropriate. Our policy is generally anchored around the notion that after 90 days, we simply don’t know enough to provide a roll-forward schedule, but we have asserted, and you’ll see extensive discussion in the Q regarding the consistency of our policy and therefore the consistency of the conservative approach to providing for adverse deviation in the current period. You are correct, no reason to believe that there is any difference, relative difference Q1 ‘04 versus Q1 ‘03.

Joe France—Banc of America Securities—Analyst

Thank you very much.

Operator

Doug Simpson with Merrill Lynch.

Doug Simpson—Merrill Lynch—Analyst

I was just wondering if you could walk us through your priorities for using your free cash flow for the balance of the year? Both pre and post the WellPoint deal?

Mike Smith—Anthem, Inc.—EVP and CFO

Doug, Anthem’s priorities have never changed. We are absolutely focused on continuing to invest cashflow in our businesses to improve our service and to improve our prospects of sustained enrollment growth. In the very text of this release we referred for example to service enhancing investments in our specialty operations. We remain also focused on deploying cash for further acquisitions both Blue and non-Blue when they make sense for our business.

Doug Simpson—Merrill Lynch—Analyst

Maybe on that front, obviously a lot of M&A discussions based over the last couple of weeks, maybe just give us your thoughts on appetite for further M&A beyond the WellPoint deal in terms of timing? Would you guys rule things out over the next couple of quarters, or how do you think about that?

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

We are very focused on getting our merger with WellPoint done. Very focused on realizing the synergies that we have promised, and that is where our energies are.

Mike Smith—Anthem, Inc.—EVP and CFO

By the way, Doug, with regard to ‘04, let’s be quite clear. We have a very large obligation that we will be addressing near the end of the second quarter, and cashflow moved to our parent which we previously described will put the parent in a liquidity position of over $1 billion of cash. 700 million of which will be used in part to fund the WellPoint merger. We think is a classic definition and confirmation of the priority of how we use free cashflow. So, we will continue to as I say, invest in our business, use it wisely and discreetly in M&A activity, build our specialty portfolio, where and when that make sense, and repurchase shares when it results in optimal outcomes for our shareowners.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

All of which is very consistent, in fact identical to what we’ve been saying for all of the quarters since we’ve been a public company.

Doug Simpson—Merrill Lynch—Analyst

Okay. Thanks.

Operator

Charles Boorady with Smith Barney.

Charles Boorady—Smith Barney—Analyst

Good morning. Just a couple questions on the days claims payable change, the number of days from the date of service to the date you paid claims, was that change about 3.5 days or were there some other items, like a change in IBNR or other items that drove down the days claims payable?

Mike Smith—Anthem, Inc.—EVP and CFO

Nothing fundamental in the IBNR calculation, Charles. Obviously, our risk management teams, our corporate actuary and others are mindful that as the completion cycle is compressed, it will lead to a different output in calculating IBNR. Part of the compression in the completion cycle has to be considered from two relevant measurement dates, one of which we talk about most frequently and that is speed of payment of claim once it is in hand. But the more important issue is the compression of time from date of service to date of payment of the claim. Activity with our network providers and improved adjudication processes here allow us to compress both of those timeframes.

As I said earlier, a very high priority. Larry used in his opening comments a phrase that we like very much around here, becoming easier to do business with for our customers, our brokers, and our clinical networks. Well one of the best ways to manifest being easier to do business with is to have a process that allows us to pay faster from the date of service. That is very much a priority here.

Charles Boorady—Smith Barney—Analyst

Got you. Question on leap year. Is it your understanding that under GAAP accounting there needs to be an extra day of medical expenses estimated for the first quarter based on the extra weekday this year. Ands if so, would that change the seasonality so to speak where the sequential quarterly earnings growth this year versus the previous few years?

Mike Smith—Anthem, Inc.—EVP and CFO

We have looked at this, I’m smiling because I don’t remember any discrete reference to leap year in any of the technical guidance in the accounting industry. But, referring to more of a just kind of common sense perspective, we obviously measured this, we have observed it. Several of our peers have actually made specific reference to the impact that leap year had. We’ve consulted with our actuaries and looked back by the way to two prior leap years and conclude that it is an immaterial impact to Anthem in the first quarter of ‘04.

Charles Boorady—Smith Barney—Analyst

My point on GAAP, Mike, was not that they had referenced leap year but just to estimate the actual medical expenses in the quarter to the extent that there is an extra weekday in the quarter. Wasn’t there an extra day of medical expenses that were incurred in the quarter, and if so does that change the sequential quarterly earnings growth that we would see on a leap year?

Mike Smith—Anthem, Inc.—EVP and CFO

It did not change it, and, yes, appropriate attention was given to the fact that we have an extra day and again as you know that begs of the question does demand respond to available supply and if there were another day for our members to secure service, if they did, does that require the recognition of the additional expense? The answer to all of those is yes. And that additional expense would have been implicit in the IBNR that we have booked for the first quarter.

Charles Boorady—Smith Barney—Analyst

Okay. In terms of the change in other, I don’t know if you addressed this and I missed it, but the change in other revenue, which was up something like 63 percent year-over-year. Could you remind us what is in that bucket and what drove that change?

Mike Smith—Anthem, Inc.—EVP and CFO

Among other things in the bucket is additional mail-order script volume and in this quarter, the influence of the additional membership coming from the Southeast, principally driving the comparative increase.

Charles Boorady—Smith Barney—Analyst

Got you. How many non-captive or non-Anthem lives are covered in your PBM and other specialty businesses? Could you give us any color on expected growth in non-captive, captive lives?

Mike Smith—Anthem, Inc.—EVP and CFO

We have a very, very small book, a couple hundred thousand in the aggregate. Historically in our dental operation, which we acquired as part of the Colorado Blue merger, there was an outside book of dental, which I might remind you all included Trigon at that time. We have done work for some other health plans, but it is very immaterial compared to our total specialty book of business. Charles, one of the things that clearly is on the table in the integration work is working with Joan Herman and the folks at WellPoint to assess the upside opportunity because quite in contrast to Anthem, WellPoint as you know has a very substantial book of business outside its core health membership. So, we look forward to carefully measuring and pursuing those opportunities.

Charles Boorady—Smith Barney—Analyst

And does Medco settlement have any impact on your PBM business, positive or negative?

Mike Smith—Anthem, Inc.—EVP and CFO

We believe it does not, and it does not because we have always had a very disciplined policy regarding the clinical decision-making that establishes our formularies and the marketing work done between our PBM and the network management teams and our help operations. We see no consequence of that decision.

Charles Boorady—Smith Barney—Analyst

Great. Okay. Thanks.

Operator

Eric Veiel with Wachovia Securities.

Eric Veiel—Wachovia Securities—Analyst

My first question on the balance sheet and if you went over this, I apologize. The 120 million reduction in accounts payable and accrued expenses that impacted cashflow in the quarter, can you give us a little detail around that?

Mike Smith—Anthem, Inc.—EVP and CFO

Sure. The reduction in accounts payable and accrued expenses was principally triggered by the payment of incentive compensation to our associates in February of 2004. That is the annual incentive plan that covers all 20,000 Anthem associates. That is the driver of that delta, the total payout for the annual incentive plan across the entire enterprise more than explains the delta of $121 million.

Eric Veiel—Wachovia Securities—Analyst

The reason that cashflow from ops will go down sequentially in the second quarter — you gave a couple for that, but I would think that this line item would not have the same 120 million sequential decrease. I’m a little unclear as to why we wouldn’t see cash flow at least moderate or maybe even go up sequentially.

Mike Smith—Anthem, Inc.—EVP and CFO

There are two major incentive plans that cover Anthem management and its associates. The measurement and the payment to participants and the annual incentive plan, the AIP plans took place in the first quarter. The final measurement board action and disbursement of the long-term incentive plan which covers our officers and managers was made in the second quarter, hence, drives the guidance to a decline in cashflow.

Eric Veiel—Wachovia Securities—Analyst

I understand. Just one other question.

Mike Smith—Anthem, Inc.—EVP and CFO

Eric, if you don’t mind, let me also append that question. We’ve had this in other years. We actually uniquely have two estimated federal income tax payments that by virtue of the calendar get made in the second quarter of ‘04. So sequentially we get a decline in cash flow as we make two payments in Q2 of ‘04.

Eric Veiel—Wachovia Securities—Analyst

Right. I understand that part too. Thanks Mike. Just one other quick question here, the other revenue from external customers being down sequentially, can you just walk us through what happened there? I’m sorry being down year-over-year, not sequentially.

Mike Smith—Anthem, Inc.—EVP and CFO

I was taken back a little bit because the conversation earlier was around the in fact increase in revenue resulting from mail-order operations in Southeast but recall as we previously disclosed in the fourth quarter of 2002, CMS changed its selection of a contractor for the very large 1-800 Medicare helpline. We had been the incumbent. The transition date of the new contract was June 2003, so in the first two quarters of 2003, we had fee revenues of a little over $9 million in the other segment related to that 1-800 helpline.

Eric Veiel—Wachovia Securities—Analyst

Thank you. Got it.

Operator

Christine Arnold with Morgan Stanley.

Christine Arnold—Morgan Stanley—Analyst

Good morning. I have one question about your yield in the commercial business and then one about your membership. Could you help me with my thinking here? It looks like you had about a 9.5 percent yield the first quarter. Rolling twelve-months it was 10 percent last quarter. By my calculations you are about 8 percent this quarter of kind of standalone. And yet your guidance for 9.5 to 10.5 for the full year? Are you guiding that the yield is going to rise through the year and if so, why?

Mike Smith—Anthem, Inc.—EVP and CFO

Christine, I am sorry, I was just momentarily distracted. Would you kindly repeat your question because I want to answer on point.

Christine Arnold—Morgan Stanley—Analyst

Sure. The yield was 10 percent last quarter on a rolling twelve-month basis. It was 9.5 percent this quarter, so there was a slight decline consistent with the industry. By my calculations, you are at about a 8 percent yield standalone this quarter year-over-year. Your guidance for 9.5 to 10.5 full year. So does that mean the yield is going to rise through the year and if so, why?

Mike Smith—Anthem, Inc.—EVP and CFO

We are not intentionally providing you guidance that would cause you to conclude that pricing or net premium yields in Q’s 2 through 4 will rise dramatically from the rolling twelve-month yield that we have reported on for Q1. We will increase prices, Christine, throughout the balance of the year on a case-by-case basis to meet expected cost trends. So, I don’t know how to better respond to you. There is no deliberate activity planned here to purposefully take the 8 percent yield for the quarter, which by the way is your number and I have not had a chance to look at quarter only validation of that 8 percent. But no deliberate activity here that says whoops, premium yields in the quarter were low and we better rush out and increase prices marginally. Rather, our pricing is driven by the broader strategy of making sure that pricing is covering cost trends, which we have observed are in the 9.5 percent range, rolling twelve months into the first quarter.

Christine Arnold—Morgan Stanley—Analyst

I thought there might have been a mix issue going on there.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

One, Christine, again just to reinforce this, our practice of discipline in pricing that to cover trend, again at the risk of repeating ourselves time and again, we’re very focused on making sure that we price to cover trend. That discipline is the same now as it has been.

Christine Arnold—Morgan Stanley—Analyst

Okay. No material mix issue that I need to think about there? The second question relates to at-risk commercial enrollment. By my calculation it declined sequentially. Could you talk about your expectations for the rest of the year? Your visibility? And what contributed to that? Was it in-group enrollment changes? Just some color on that? Thanks.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

First of all, the best way to perhaps start with this is talk a little bit about the membership by category. As you know, if you look at our twelve month change, we’ve got large group actually increasing by 1 percent. Small group up 8 percent, Individual businesses, which we are very pleased with this growth rate, up 10 percent. National Accounts up 17, the FEP Program up 1 percent, Medicaid up two percent; and as I mentioned in my remarks, the only thing that was down was Medicare + Choice and that was down about 6 percent. So, we have had enrollment growth of 9 percent year-over-year, and 5 percent just in the quarter.

So, what is very important is the mix of business continues to change slightly, and you are seeing among some of our other competitors as well. Our self-funded growth in the last year is up 14 percent, and the fully insured growth over that period is up 3 percent. Again, overall up 9. What we’re seeing and you may remember this in one of the calls — I forget now whether it was the third or fourth quarter call where we talked about 100,000 or so members converting from fully-insured to self-insured. We are still seeing a little bit of that. Obviously, our growth — much of our growth is the National Accounts, so that is virtually all self-funded.

Based on the mix difference, we are now at about 56 percent self-insured, and that would contrast obviously to the 44 percent fully insured. And that is a change of about as I recall about 2 percentage points since the end of the fourth quarter.

As I look through the balance of the year, we are continuing to see growth across all of our segments. Obviously, more of the self-funded growth occurs in the first quarter because of the National Accounts nature of it, and they tend — many of them tend to renew, as you know January 1. So, individual, we will continue to see we believe grow over the balance of the year. Small group as well.

Christine Arnold—Morgan Stanley—Analyst

So, net-net at risk commercial and other growth should grow from here through the year? Is that what I’m understanding?

Mike Smith—Anthem, Inc.—EVP and CFO

Yes it will, Christine, and let me also just make sure that we are grounded here looking at the same data. The membership summary attached to the press release this morning has fully insured membership at March 31; 5,541,000, membership fully insured at 12-31; 5,515,000 up 26,000 fully insured. Net of the changes that Larry has mentioned, actually up more than the 26,000 that we talked about here. I don’t want to leave you with an impression that the fully insured book is shrinking. It is not.

Christine Arnold—Morgan Stanley—Analyst

I didn’t mean to suggest that. I assume the supplemental Medicare which you don’t — made up for that and you had the commercial at risk down sequentially? Did I miscalculate?

Mike Smith—Anthem, Inc.—EVP and CFO

We did not have commercial fully insured business declining sequentially as Larry has just outlined for you.

Christine Arnold—Morgan Stanley—Analyst

My fault. Thanks.

Operator

Patrick Hojlo with Credit Suisse First Boston.

Patrick Hojlo—Credit Suisse First Boston—Analyst

Thank you. Could you just confirm for us that you didn’t have any further discretionary contributions to the health access improvement or customer service initiatives that you contributed to in the past?

Mike Smith—Anthem, Inc.—EVP and CFO

We discussed in substantial detail in the fourth quarter those health improvement initiatives. They were no similar major investments made anywhere in the enterprise in the first quarter.

Patrick Hojlo—Credit Suisse First Boston—Analyst

Regarding your PBM, obviously a big source of the boost in mail volume was the shift of the Trigon business. Was there also a movement among some of your customers to mandatory mail programs that provided a goodly part of that boost as well?

Mike Smith—Anthem, Inc.—EVP and CFO

There were no notable trends, obviously that is a point of constant conversation among our teams, both in the health regions and in the PBM. It’s a popular strategy being used, it is not material in its contribution to our growth in mail order scripts. Principally the growth game from the Southeast migration to Anthem Prescription Management. Now, having said that, we are having continued success in demonstrating and selling the value of mail-order service, which we believe is a very appropriate solution to our members, particularly those who were on maintenance drug therapies; it is a very high-quality appropriate solution for those members and remains a part of our value proposition to all of our PBM members.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

The mail order scripts coming out of Anthem Southeast would be roughly — what about 190,000 out of Southeast, 190,000 a quarter. Their actual mail order penetration rate is somewhat lower than the rest of Anthem. So we will certainly be working on that issue as time goes on here, but we are very pleased with the way the conversion took place, and we think we’re adding value.

Patrick Hojlo—Credit Suisse First Boston—Analyst

Look at total mail volume right now? Maybe I missed it?

Mike Smith—Anthem, Inc.—EVP and CFO

Let me give it to you in a couple of different metrics. Total mail order script volume, 1,047,000 in Q1, that is up the 59 percent that I referred to earlier. More than half of that increase as Larry has just identified, comes from Southeast, but on point to the additional comment we made, our mail order penetration for the enterprise taken as a whole is about 6 percent of total scripts processed by the PBM. It is about 3.5 percent of scripts processed for the Southeast. So we have substantial additional opportunity to again demonstrate the value of mail-order to those 1.6 million members in the Southeast.

Patrick Hojlo—Credit Suisse First Boston—Analyst

That is an unadjusted scrip number, correct? So you’re not counting each mail script, that is three scripts?

Mike Smith—Anthem, Inc.—EVP and CFO

That is correct. Unadjusted.

Patrick Hojlo—Credit Suisse First Boston—Analyst

Slightly lower than where WellPoint is at right now? Is that fair? To the mail penetration, you are little bit lower than what WellPoint is?

Mike Smith—Anthem, Inc.—EVP and CFO

I must confess to you that I don’t have that or recall or at fingertip where WellPoint is. My impression is that it is very close but I don’t want to give you a bad metric there.

Patrick Hojlo—Credit Suisse First Boston—Analyst

It’s close but a little bit below. Anyway, I appreciate it. Thank you.

Operator

John Rex with Bear Stearns.

John Rex—Bear Stearns—Analyst

Good morning. Thank you. A couple questions first on your guidance point. If I’m looking at the correctly, it appears that most of the uptick in your forward guidance and looking ahead at the beat versus the expectations of the quarter is then Q2, and then in would imply that you’re essentially guiding to EPS in the second half. That is sort of run rate for quarter similar to what going to see in Q2 or similar to what you are guiding to in Q2. Typically that is not how you trended typically your second half has been bigger than the first half. Just wondering if I’m looking at it correctly, what is resulting in the caution to your second half outlook versus where you have historically trended?

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

The guidance that we have provided historically, John, is only for the next quarter, and so we haven’t gotten to the place where we have tried to guide by quarter for the year. What we have discussed is that our guidance for Q2 will be $1.60 to $1.65. If you go in and look at the numbers we provided earlier, the guidance for the full year is $6.90 to $7.00, you adjust for the on-timers that Mike talked about in his remarks. So we’ve got an additional — do the math here — is that 14 cents for the balance of the year. So, we are guiding, as I have said to the $1.60—$1.65 for the second quarter, and we expect to pick up that other 14 cents.

John Rex—Bear Stearns—Analyst

It would look like kind of an average of $1.63 a quarter or so in Q3 and Q4. I know that is not how it is going to go and I know you are not guiding to quarters. But just comping that to the Q2, I’m just curious?

Mike Smith—Anthem, Inc.—EVP and CFO

Let me try to help here a little bit, John. We are guiding for slightly improved results over the balance of the year. As Larry has pointed out, we increased guidance 75 cents for the full year. We accounted for 47 cents of it in net gains and in the tax asset, leaving 28 cents for the full year. For most people on this line, we could affirm that 15 cents of that 28 cents has been captured in Q1. We expect the remainder to be available and to accrue relatively evenly over the balance of the year. Therefore, taking our expectations up in each of those quarters slightly.

John Rex—Bear Stearns—Analyst

Okay. I just — if I take the mid-point 695 minus the 208 you did for the quarter, minus the $1.63 for Q2 that would indicate 324 for the second half, $1.62 or so in each quarter. Maybe I’m getting it going to the midpoint is what’s making it look like there is not a progression in the second half. Would that be it?

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

Your math is accurate. We can verify your math.

John Rex—Bear Stearns—Analyst

Okay. The guidance implies 324 for the second half, which is in terms of what you’re guiding to, but your expectation is that you would see sequential earnings improvement in Q3 and 4? Over Q2?

Mike Smith—Anthem, Inc.—EVP and CFO

I have not given that guidance, remain focused on all of our prior practices, John, we are giving you our best outlook for the full year.

John Rex—Bear Stearns—Analyst

Is there a reason that you typically your second half has trended. Maybe I will take it this way. Typically your second half quarters have trended up sequentially. This would not imply that, the guidance. Are there things you’re seeing in cost trend, are you in incorporating some conservatism for costs you might experience in the merger when you think about your second half?

Mike Smith—Anthem, Inc.—EVP and CFO

No, not at all. If there is anything to be said, perhaps about us, is that we are consistently conservative. We are cautious regarding our outlook for the full year, particularly in pharmacy trend, which we have shared with you several times. We are extraordinarily pleased by our membership growth to date, it has exceeded our expectations, but we are also been very cautious and we think very prudent around expected future enrollment.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

John, as you know, we think this is a great quarter, and we are obviously very confident in our guidance. If you look at ‘04 EPS that we talked about guidance of $6.90 to $7.00 and you took the midpoint, but those numbers would be up 27 to 28 percent compared to ‘03 actual, and if you work the issues that Mike spoke about earlier, in terms of net realized investment gains and also the tax issue and you go back and look at ‘03, we had some as you know an extraordinary item there in terms of resolving some litigation. We also had, if I remember right, 7 cents or so from a net realized investment gains in ‘03.

So, if you exclude all of those items and really get to apples-to-apples, you know we’re going to be up EPS, 22 to 24 percent. We believe that is a very strong result. You put into that mix the terrific enrollment growth we just reported to you, up five percent in the last quarter, up 9 percent from a year ago. We believe we are very well positioned and I think the guidance will bear that out.

John Rex—Bear Stearns—Analyst

Could you maybe explain a little bit more what you’re seeing in pharmacy trends? It gives you a bit of caution in terms or your ‘04 outlook, but what particular areas?

Mike Smith—Anthem, Inc.—EVP and CFO

The comments are really to be taken in the context of ‘04 against ‘03. We all know that ‘03 trend was significantly impacted by several items that are having a diminishing impact on trend in ‘04. The movement of the antihistamine therapy to over-the-counter, the scientific rethinking of appropriate hormone replacement therapy, the relatively low volume of new drug approvals coming on stream. We are simply saying that we are unwilling to predict that those types of events will offset what we all observe, and that is increased consumption of drug therapies on a broader base.

So, we are simply saying and I believe Anthem has had this posture for some time; we are just not as bullish about reduction in consumption rates of therapy. We also have in our East book of business in particular, several large accounts, I am thinking of one in particular, 55,000 pharmacy members in our Connecticut operation that have an extraordinarily rich pharmacy benefit. That is driving therefore, a higher overall pharmacy trend in that book of business. We price accordingly, but if it’s a pharmacy only benefit, it does compress margin. It doesn’t ultimately eliminate the profitability of that account. But just pointing out to you that we’ve got a number of new options like that, and therefore, anchor our comments around conservatism in pharmacy costs.

John Rex—Bear Stearns—Analyst

That’s very helpful. One other item here in terms of you mentioned that the 1Q MCR was better than your expectations. I don’t think there is a guide to MCR on a quarterly basis, but after of that you have obviously some expectations for Q2. Since this one, Q1 was better than your expectations, what should we think directionally your view on MCR that it has sequentially improved in Q2, what is your expectation for Q2?

Mike Smith—Anthem, Inc.—EVP and CFO

We have not given guidance specifically. Larry gave you guidance for the MCR for the full year but not for the quarter. It has never been our practice to give specific guidance around performance metrics in that detail for the sequential quarter.

John Rex—Bear Stearns—Analyst

Absolutely. Kind of your historical experience that we see there, there is no reason to believe that that’s a change in pattern there?

Mike Smith—Anthem, Inc.—EVP and CFO

No sir.

John Rex—Bear Stearns—Analyst

One other thing. Could you give us a specific line item on the income statement that were impacted by the 10 million?

Mike Smith—Anthem, Inc.—EVP and CFO

I tried with I believe it was with Joe —.

John Rex—Bear Stearns—Analyst

I wasn’t sure where those hit. I got the items but —.

Mike Smith—Anthem, Inc.—EVP and CFO

Actually, Josh, it hit three lines on the income statement, revenue as it pertains to health management corporation, the disease management companies true-up of its revenue. Benefit expense as pertains to the run-out of the PBM contract, and G&A for a handful of the other very small items. So, we touch three lines on the income statement.

John Rex—Bear Stearns—Analyst

Kind of roughly even between those lines?

Mike Smith—Anthem, Inc.—EVP and CFO

I didn’t say that, but each immaterial taken on their own and in the aggregate, relatively small.

John Rex—Bear Stearns—Analyst

Thank you very much.

Operator

I would now like to turn the conference back to our Anthem Management for closing comments.

Larry Glasscock—Anthem, Inc.—Chairman, President and CEO

I want to again thank all of you for your interest this morning. Anthem, we believe is off to a great start in ‘04. And we continue to be very optimistic about the future. Our Company has a very solid business strategy, very strong market positions, and we are excited about — very excited about the opportunities that our pending merger with WellPoint will bring to enhance our performance even further in the future. So, again, thank you for your interest, I hope all of you have a great day.

Operator

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